                         SIMPSON THACHER & BARTLETT LLP
                              (CHINESE CHARACTERS)

                                AMERICAN LAWYERS
                            ICBC TOWER, 7(TH) FLOOR
                                  3 GARDEN ROAD
                               CENTRAL, HONG KONG
                                 (852) 2514-7600

                                      ---

                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
(852) 2514-7665                                                 jpark@stblaw.com


                                                                December 2, 2005

BY HAND

Mr. Owen Pinkerton
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                  RE:  WIDERTHAN CO., LTD.
                       AMENDMENT NO. 2 TO FORM F-1
                       FILED DECEMBER 2, 2005
                       FILE NO. 333-129806

Dear Mr. Pinkerton:

     We are writing on behalf of our client, WiderThan Co., Ltd. (the "Company"), in response to the Staff's outstanding comment No. 3 included in your letter, dated November 29, 2005, containing the comments of the Staff of the Securities and Exchange Commission with respect to the Registration Statement on Form F-1 publicly filed on November 18, 2005 (the "November 29 Comment Letter").

     Enclosed on behalf of the Company are ten copies of the Amendment No. 2 to the Registration Statement filed with the Commission today, five of which are marked to show all revisions made from the Amendment No. 1 to the Registration Statement filed on December 1, 2005.

                               * * * * * * * * * *

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission            - 2 -             December 2, 2005


In the November 29 Comment Letter, the Staff provided its comment as follows:

Unaudited Consolidated Statements of Operations, page F-3

3. We have reviewed your response to prior comment four and do not understand how you concluded that costs incurred by Melody Share Corporation are "directly attributable" to the offering of securities. It appears that the offering could occur without the formation of Melody Share Corporation. Also, because Melody Share Corporation was formed to facilitate stock-based compensation, it appears that these costs could have also been incurred without the issuance of securities. Please explain the basis for your conclusions in further detail giving consideration to the above scenarios.

     RESPONSE

     Further to the Company's discussion with Steven Jacobs, Accounting Branch Chief, yesterday, the Company has revised its consolidated financial statements as of and for the nine months ended September 30, 2005, and made conforming changes elsewhere throughout the Registration Statement, to reflect the $587,000 of fees incurred by Melody Share Corporation in connection with the VSO exchange and in connection with the creation of Melody Share Corporation, as stock compensation expenses recognized in the third quarter, rather than as a deferred cost at September 30, 2005.

                               * * * * * * * * * *

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission            - 3 -             December 2, 2005


Discussion

     Historical Financial Information

     The adjustment to stock compensation expense, referred to above, results in no net effect on net income or on earnings per share. There is no change to the Company's consolidated revenues for the nine months ended September 30, 2005. Consolidated stock compensation expenses increased by $578,000, or 22.8%, for the nine months ended September 30, 2005, however, minority interest also increased by $578,000. Operating income decreased 7.3% for the nine-months ended September 30, 2005 from $8,043,000 to $7,456,000. The increased stock compensation expenses were incurred by Melody Share Corporation, an entity in which the Company owns none of the outstanding share capital, but is consolidated under FIN46(R), as the Company holds a variable interest and is its primary beneficiary.

     The reclassification to expense of Melody's $578,000 of deferred cost also results in a 4.9% decrease in the Company's consolidated deferred costs, included within current assets, at September 30, 2005, to $11,399,000, a 0.9% decrease in current assets at September 30, 2005 to $64,673,000, and a 0.6% decrease in total assets at September 30, 2005 to $98,047,000. There is no change to liabilities or shareholders' equity.

     There is no impact on the consolidated statement of cash flow, other than a minor reclassification within cash flows to operations, nor any change to cash flows from operating activities, financing activities or investing activities.


     Pro Forma Financial Information

     The reclassification to expenses also results in no net effect on pro forma net income or on pro forma earnings per share. There is no change to the Company's pro forma consolidated revenues for the nine months ended September 30, 2005. Pro forma consolidated stock compensation expenses for the nine months ended September 30, 2005 increased by $587,000, or 18.5%, and pro forma minority interest increased by the same amount. Pro forma operating income decreased 8.2% for the nine months ended September 30, 2005 to $6,850,000.

     There is no change to pro forma liabilities or pro forma shareholders' equity due to the deferred cost allocation. The adjustment results in a 4.9% decrease to the Company's pro forma consolidated deferred costs, included within pro forma current assets, at September 30, 2005, to $11,399,000, a 0.9% decrease in pro forma current assets at September 30, 2005 to $68,606,000, and a 0.6% decrease in pro forma total assets at September 30, 2005 to $101,980,000.


     Capitalization

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission            - 4 -             December 2, 2005

     The adjustment also results in decreases to the Company's actual, pro forma, and pro forma as adjusted capitalization at September 30, 2005, of 1.0% to $56,419,000,0.8% to $69,561,000, and 0.5% to $121,361,000,
     respectively.


     Expected Dilution

     The adjustment also results in a 0.3% increase in expected dilution per ADS (based on the mid-point of the price range set forth in the cover of the Prospectus) to new investors from $9.64 to $9.67.


     Analysis

     Primarily because this adjustment does not affect the Company's revenue, net income, earnings per share, or cash flows, the Company does not believe that a recirculation of the preliminary prospectuses printed last week is necessary. In addition, the Company notes that these additional one-time expenses were costs incurred by Melody Share Corporation, which is consolidated under FIN 46(R), and did not affect the stand alone financial statements of WiderThan Co., Ltd. and its 100% owned subsidiary WiderThan Americas, Inc., which the Company considers to be its core business.

     Furthermore, based upon their discussions with potential purchasers of the Company's ADSs, the Company and its underwriters believe that potential investors are focused on net income and adjusted operating income as important factors in valuing the Company. Adjusted operating income is operating income not including stock compensation expense. Stock compensation expenses are backed out generally because they are non-cash expenses. As none of these line-items have changed as a result of the expensing of the $587,000 of fees incurred by Melody Share Corporation in connection with the VSO exchange and in connection with the creation of Melody Share Corporation, the Company does not believe that the changes described above as reflected in Amendment No. 2 to the Registration Statement would be so material to investors as to warrant recirculation of the preliminary prospectus.

                               * * * * * * * * * *

SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission            - 5 -             December 2, 2005

     Please contact Paul B. Ford at Simpson Thacher & Bartlett LLP (425 Lexington Avenue, New York, New York 10017, telephone number 212-455-2870 and fax number 212-455-2502) or Jin Hyuk Park at Simpson Thacher & Bartlett LLP (7(th) floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 011-852-2514-7665 and fax number 011-852-2869-7694), if we can be of any assistance to the Staff in connection with its review of the enclosed amended Registration Statement. With respect to accounting matters, the Staff can also contact Mr. Richard Fuchs of PricewaterhouseCoopers at 011-44-207-212-7969 or send him an email at richard.a.fuchs@us.pwc.com.

     Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

     Thank you in advance for your cooperation in connection with this matter.




                                                          Very truly yours,


                                                          /S/ Jin Hyuk Park

                                                          Jin Hyuk Park


Enclosures